Exhibit 99.1

Ballard CEO to Attend Oppenheimer Emerging Growth Conference in New York City

VANCOUVER, April 26, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced that Randy MacEwen, President & Chief Executive Officer will attend the Oppenheimer Emerging Growth Conference at the InterContinental Barclay Hotel in New York City on Tuesday, May 16th.

Throughout the day, Mr. MacEwen will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c1563.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 26-APR-17